Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

February 3, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Li Xiao
Nicholas O’Leary
Conlon Danberg

Re:	Pitanium Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 17, 2025
CIK No. 0002046573

Dear Messrs. Shafique, Xiao, O’Leary, and Danberg:

On behalf of our client, Pitanium Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 29, 2025 (the “Staff’s Letter”) regarding the Company’s the Amendment No. 2 to the Draft Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 2 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business

1.	We note your revised disclosure and response to prior comment 9. We reissue the comment. To the extent you are materially dependent on those two providers, please identify the names of those two logistics service providers in the registration statement as you did in your response letter dated January 16, 2025.

Response: The Company notes the Staff’s comment and in response thereto has added the names of those two logistics service providers on page 96 in Amendment No. 2 to Draft Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission February 3, 2025 Page 2

Note 2. Summary of Significant Accounting Policies, page F-7

2.	We note your response to prior comment 16 and reissue. Segment disclosure is required, even if a registrant operates in only one segment. The new segment accounting standard update is also applicable to companies with only one segment. Please revise to provide segment disclosure as required by ASC 280-10- 50.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on F-11 in Amendment No. 2 to Draft Registration Statement.

Principles of Combination, page F-7

3.	We note your response to prior comment 12 and reissue. It is not clear why Pitanium’s financial statements are presented on a combined basis rather than consolidated when you state on page F-7 that intercompany balances have been eliminated. Please provide us with your analysis of ASC 810 and ASC 805, specifically addressing if Pitanium has less than 100% ownership interest in any subsidiary, and if an investor should expect to see those financial statements presented individually in the future.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on F-7 in Amendment No. 2 to Draft Registration Statement. Although Here We Seoul Limited is a wholly-owned subsidiary of the Company and controlled by the Company, the entire reorganization of the Company was completed on November 28, 2024 (i.e. after September 30, 2024). Thus, the Company’s financial statements were presented on a combined basis for the two years ended September 30, 2023 and 2024 and ASC 810 and ASC 805 were not applicable to these two periods. In future, the financial statements of the Company will be prepared on a consolidated basis according to ASC 810 and ASC 805 and no individual financial statements of the Company or its subsidiary will be presented in future.

Foreign Currency Translation and Transaction, page F-8

4.	We note your response to prior comment 13 and reissue. Please disclose how you define cash equivalents and disclose the types of cash equivalents the Company holds. Refer to ASC 230-10-50-1 for further guidance. If you do not have cash equivalent, please remove such references throughout the filing.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures in the pages 64, 65, 68, 72, F-3, F-6, F-8, and F-14 in the Amendment No. 2 to Draft Registration Statement.

Please call me at 212-407-4089 or Norly Jean-Charles at 212-407-4271 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc:	Yuen Yi Young, Chairwoman and Director of Pitanium Limited